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                              January 18, 2024

       Jingjing Zhang
       Chief Financial Officer
       MINISO Group Holding Ltd
       8F, M Plaza, No. 109, Pazhou Avenue
       Haizhu District, Guangzhou 510000, Guangdong Province
       The People's Republic of China

                                                        Re: MINISO Group
Holding Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Response Dated
December 13, 2023
                                                            File No. 001-39601

       Dear Jingjing Zhang:

              We have reviewed your December 13, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29,
       2023 letter.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 3. Key Information, page 4

   1. We note your response to prior comment 1, particularly the statement that your business operations in Hong Kong
do not fall within the scope of relevant Hong Kong data security laws and regulations.
In future filings, please further revise to disclose the basis for this conclusion and explain
how data security and anti-monopoly regulations could materially impact your Hong Kong
operations. Additionally, please provide the requested risk factor disclosure related to
data security regulations in Hong Kong.
   2. We note your response to prior comment 2. In future filings, please further revise to elaborate on the
"additional challenges" and "uncertainties and potential additional restrictions" presented
by the data security regulations you have specified. Ensure that
 Jingjing Zhang
FirstName   LastNameJingjing
MINISO Group     Holding Ltd Zhang
Comapany
January  18,NameMINISO
             2024         Group Holding Ltd
January
Page  2 18, 2024 Page 2
FirstName LastName
         your disclosure allows investors to fully understand the impacts that these regulations have had or may have on your business operations and ability to accept foreign investment or maintain listing on a U.S. or foreign exchange.
Permissions Required from the PRC Authorities, page 5

3. We note your response to prior comment 3 and reissue in part. In future filings, please specifically name each of the "requisite licenses and permits from the relevant mainland
         China government authorities for [your] business operations in mainland China." Please confirm that these licenses and permits constitute the only permissions and approvals from
         PRC government authorities that you and your subsidiaries, including your Hong Kong subsidiaries, are required to obtain to operate your business. Additionally, please clarify the role of your PRC legal counsel with respect to the conclusions stated throughout the disclosure in this section. For example, we note that you do not reference counsel in the paragraph regarding permissions required for your business operations, and with respect to your conclusion that you are not subject to cybersecurity review, you state only that JunHe LLP conducted a "phone consultation" with the China Cybersecurity Review
         Technology and Certification Center in March 2022. Please further revise to clearly indicate whether you have relied upon an opinion of counsel with respect to each of your conclusions regarding permissions and approvals to operate your business and to continue to offer securities to investors. If an opinion of counsel was not obtained with respect to any of these conclusions, state as much and explain why such an opinion was not obtained.
Our Holding Company Structure, page 7

4. We note your response to prior comment 4 and reissue. In future filings, please acknowledge the risk that Chinese regulatory authorities could disallow your holding company structure (e.g., through changes in the rules and regulations regarding foreign ownership in your industry), which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, we note that your proposed disclosure references "any regulatory authorities,"
         instead of Chinese or PRC regulatory authorities.
Transfer of Funds and Other Assets Within Our Organization, page 8

5. We note your response to prior comment 5 and reissue in part. In future filings, please further revise your disclosure to clarify whether the restrictions and limitations by the PRC government in mainland China that you discuss are applicable to cash transfers in and out of Hong Kong or your Hong Kong subsidiaries. If they are not, please acknowledge that they could become applicable in the future and that, in such case, funds in Hong Kong or in your Hong Kong subsidiaries similarly may not be available to fund operations or for other use outside of Hong Kong. Make conforming revisions in the summary risk factors and risk factors sections.
 Jingjing Zhang
MINISO Group Holding Ltd
January 18, 2024
Page 3
Risks Related to Doing Business in China
The PRC government's oversight and regulation over our business operations..., page 51

6. We note your response to prior comment 11, in particular your statement that "the PRC government does not directly intervene [in] [y]our operations through political orders or otherwise." Please further discuss in future filings whether and how the PRC government's influence or control has materially impacted or may materially impact your business or the value of your securities. We note, for example, the statement in your response to prior comment 2 that certain data security regulations issued by PRC authorities have created
      "challenges" for your cybersecurity and data privacy compliance efforts, as well as your indication that you could become subject to certain review and filing requirements in the future. Please ensure that all current and potential material impacts of the PRC government's influence and control, not just its direct intervention, are addressed in this risk factor.
       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJingjing Zhang
                                                           Division of
Corporation Finance
Comapany NameMINISO Group Holding Ltd
                                                           Office of Trade &
Services
January 18, 2024 Page 3
cc:       Haiping Li
FirstName LastName